UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38209

Despegar.com, Corp.
(Translation of registrant’s name into English)

Juana Manso 999
Ciudad Autónoma de Buenos Aires
Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Despegar Announces the Filing of its Annual Report on Form 20-F for Fiscal Year 2022

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--May 5, 2023--Despegar.com, Corp. (NYSE: DESP) (“Despegar”), the leading online travel company in Latin America, today announced that its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 was filed with the U.S. Securities and Exchange Commission (“the SEC”) on April 27, 2023 and is available on Despegar’s website at www.despegar.com and on the SEC’s website at www.sec.gov.

Investors can receive a printed copy of this report, including the Company's complete audited financial statements, free of charge upon request by contacting Luca Pfeifer at luca.pfeifer@despegar.com.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry through technology. Despegar today is a consolidated group that, in addition to the Despegar and Decolar brands, also includes Best Day, Viajes Falabella, Koin, the Company's financial services business, Viajanet and Stays. With its continuous commitment to the development of the sector, Despegar has become one of the most relevant companies in the region able to offer a tailor-made experience for approximately 2.3 million travel customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, it has developed alternative payment methods and financing, democratizing access to consumption and bringing Latin Americans closer to their next travel experience. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Contacts

IR Contact
Luca Pfeifer
Investor Relations
Phone: (+57)3153824802
E-mail: luca.pfeifer@despegar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2023

DESPEGAR.COM, CORP.

By: /s/ Monica Alexandra Soares da Silva

Name: Monica Alexandra Soares da Silva

Title: General Counsel